Exhibit 99.1

LEIFRAS Co., Ltd. Forms Strategic Partnership with Swift Japan Through Acquisition, Expanding into Childcare Sector

Combining Childcare Infrastructure and Sports-based Non-Cognitive Skill Development Methodologies to Support Children’s Development from Infancy

TOKYO, June 23, 2026 /PRNewswire/ -- LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement and Japan’s leading operator of children’s sports schools and school club activity support businesses, today announced that on June 23, 2026, it entered into a stock transfer agreement (the “Agreement”) to acquire 100% of the equity interests in SWIFT JAPAN Co., Ltd. (“Swift Japan”), a childcare facility operator in Aichi Prefecture, Japan. The acquisition is expected to extend Leifras’ customer reach from infancy onward.

Pursuant to the Agreement, the Company will acquire all of Swift Japan’s common stock for approximately JPY454.6 million. The transaction is expected to close on July 1, 2026. Through this partnership, Leifras aims to build an educational ecosystem that seamlessly supports children’s long-term physical and mental development from infancy.

Strategic Background: Addressing the “First-Grade Wall” and Creating Synergies

Addressing Growing Demand for Childcare and After-School Support

As dual-income households continue to increase across Japan, the “First-Grade Wall,” a systemic shortage of after-school childcare capacity for children entering elementary school, has emerged as a growing social challenge. In line with Japan’s Children and Families Agency’s policy guideline, “The First 100 Months,” which promotes continuous, seamless support from pregnancy through elementary school entry, Leifras is strategically committed to expanding its childcare and after-school daycare businesses.

Seamless Age-0 Infrastructure Support

Leveraging the trusted relationships Swift Japan has built with local families, Leifras intends to create a continuous ecosystem that naturally connects children from preschool graduation to its core multi-sport schools and after-school daycare networks.

Enhancing a Recurring Revenue Platform with Proprietary Educational Methodology

Swift Japan operates licensed nurseries with a near 100% capacity utilization rate in education-conscious districts of Nagoya City. Leifras plans to integrate its proprietary “non-cognitive skill development through sports” methodology into this subsidy-backed recurring revenue base as an extracurricular service, enhancing nursery quality and customer satisfaction.

Commitment to Employees and Parents: Preserving Community Ties

Leifras recognizes that the strong reputation of Swift Japan’s facilities is built on the trusted relationships with the parents developed daily by its childcare professionals. Accordingly, employment conditions, operational and management frameworks, and leadership under existing facility directors and nursery teachers will remain in place following the acquisition. Leifras intends to provide comprehensive support in recruitment, teacher training, and administrative systems to further strengthen facility operations and service quality.

Management Commentary

Mr. Kiyotaka Ito, Representative Director and Chief Executive Officer of Leifras, commented: “Since our founding, we have advocated for fostering children’s non-cognitive skills through sports. The integration of Swift Japan is far more than a tactical expansion; it is a commitment to supporting child development from infancy and co-designing communities where parents can raise families with peace of mind. We are deeply honored to carry forward the brand identity and philosophy that the Swift Japan team has built. Together, we believe we will evolve beyond sports into a next-generation educational platform that supports youth development while generating long-term value for shareholders.”

Future Outlook

Leifras plans to continue deepening its partnerships with local governments and businesses under its corporate philosophy, “To Change and Design Sports.” The Company believes that the smooth integration of Swift Japan will support its long-term growth objectives.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2025, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics.

For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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